UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Colgate-Palmolive Company Employees Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 15, 2017

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015
(Dollars in thousands)

	2016	2015
Assets
Cash	$1,843	$1,569
Investments at fair value	2,876,581	2,977,366
Investments at contract value	182,182	168,020
Receivables:
Employer contributions receivable	76	75
Participant contributions receivable	136	136
Due from brokers for securities sold	872	—
Dividends and interest receivable	479	—
Notes receivable from participants	14,863	15,788
Total receivables	16,426	15,999
Total assets	3,077,032	3,162,954

Liabilities
Due to brokers for securities purchased	1,064	5,151
Long-term note payable to Colgate-Palmolive Company	7,750	12,690
Accrued interest on note payable	251	67
Total liabilities	9,065	17,908
Net assets available for benefits	$3,067,967	$3,145,046

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016
(Dollars in thousands)

Additions
Net investment income:
Interest	$4,913
Dividends	56,353
Appreciation in the fair value of investments, net	56,694
Net investment income (loss)	117,960

Contributions:
Employer contributions	20,990
Participant contributions	50,370
Total contributions	71,360

Interest income on notes receivable from participants	512

Total additions	189,832

Deductions
Administrative expenses	(3,477)
Distributions to participants	(262,942)
Interest expense on note payable	(492)
Total deductions	(266,911)

Decrease in net assets available for benefits	(77,079)
Net assets available for benefits – beginning of year	3,145,046
Net assets available for benefits – end of year	$3,067,967

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also an employee stock ownership plan (“ESOP”). State Street Global Advisors (the “ESOP Trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP Shares Trust”). The Bank of New York Mellon is the trustee of the remaining funds and the custodian of the Plan. Transamerica Retirement Solutions LLC is the recordkeeper of the Plan.

The Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Employees are eligible upon hire to participate in the Plan.

As of December 31, 2016, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Employer Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Vanguard Wellington Fund	Equity and fixed income securities where common stocks represent 60% to 70% of the fund’s total assets
Vanguard Institutional Index Fund (Admiral shares)	Equity securities included in the S&P 500 Index in proportion to their weighting in the index
American Funds EuroPacific Growth Fund	Primarily invests in stocks of companies in Europe and the Pacific Basin
Baird Core Plus Bond Fund	Primarily invests its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily invests in stocks of companies with total market value of less than $2 billion at the time of the initial investment
Vanguard Extended Market Index	Invests in approximately 3,000 small and mid-cap stocks which account for about one-fourth of the market cap of the U.S. stock market
T. Rowe Price Growth Stock Strategy	Primarily invests its assets in the common stock of a diversified group of growth companies
Brandywine Classic Large Cap Value Fund	Primarily invests in dividend paying value stocks of large-cap companies
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (“ESOP”) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements.
During 2000, the ESOP entered into a loan agreement with the Company under which the benefits for the ESOP may be extended through December 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by ESOP Fund D, both paid by the Company to the ESOP. In addition, the Company guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements.

As of December 31, 2016 and 2015, the ESOP had outstanding loans from the Company of $7,750 and $12,690, respectively, bearing an average interest rate of 5.7% per year. The fair value of the outstanding notes payable to the Company was estimated at approximately $12 million and $19 million as of December 31, 2016 and 2015, respectively based on current interest rates for debt with similar maturities (Level 2 valuation). During 2016, the Company did not make any contributions to the ESOP.

Dividends on stock held by ESOP Fund D are paid to the ESOP and, together with cash contributions from the Company, are (a) used by the ESOP to repay principal and interest on the long-term notes, (b) credited to participant accounts, or (c) used to fund basic and additional basic retirement contributions.

A portion of the ESOP Fund D shares are released periodically for allocation to participants based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2016, 16,409,918 common shares (valued at $1,073,865) were released for allocation to participant accounts and the balance of 4,672,244 common shares (valued at $305,752) were available for future allocation to participant accounts. As of December 31, 2015, 17,690,600 common shares (valued at $1,178,548) were released for allocation to participant accounts and the balance of 5,945,584 common shares (valued at $396,095) were available for future allocation to participant accounts. The ESOP released shares are allocated to fund the employer portion of the various Plan programs described below.

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2016 recognized earnings were less than $149.9 were limited to 16% of their recognized earnings, those employees whose 2016 recognized earnings were between $150.0 and $264.9 were limited to 12% of their recognized earnings and those employees whose 2016 recognized earnings equaled or exceeded $265.0 were limited to 8% of their recognized earnings. Participants may generally begin, suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $18.0 for 2016. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax contribution are eligible to make additional catch-up contributions. Under the IRC, the maximum allowable catch-up contribution was $6.0 for 2016 on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service and collective bargaining agreements. Company matching contributions are invested in the same manner as employee elections for investment of their participant contributions. Contributions made are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Retirement Contributions Program

All eligible employees generally receive Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) equal to 4% up to 15% of recognized earnings depending on years of service and prior eligibility status in the Company’s Employees’ Retirement Income Plan. Employees of Hill’s Pet Nutrition, Inc. who are covered by a collective bargaining agreement are not eligible for these Company retirement contributions.

Participating employees may direct the investment of Company retirement contributions to be allocated among any of the Plan’s investment funds, other than Fund E. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Fund D or E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula. This program is generally available to all employees in the United States who are participants in the Plan and are on the payroll from at least June 30 through the last day of the year. If the individual is eligible but was not employed for the entire year, the allocation will be prorated. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock. Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not been a participant in the Plan for at least two years are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Under this program, an ISA allocation of common stock is made each year to each eligible employee’s ISA. This program is generally available to all employees in the United States who are participants in the Plan, and who have at least five years of service as of July 2nd of the current year. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Retiree Insurance Program

The Retiree Insurance Program was designed to provide funds that could be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) was established within the Plan for each eligible employee. Prior to September 1, 2010, shares from the Colgate Employer Common Stock Fund were allocated to each eligible employee’s RIA. Effective September 1, 2010, the Company only makes allocations into an RIA for employees who are members of one of the Hill’s Pet Nutrition, Inc. participating unions. Allocations are based upon the schedule that was in place as of the Plan year 2009. Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested account balances become available to the Company to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2016 and 2015 totaled $73 and $115, respectively. During 2016, the Company used $495 of forfeitures to reduce Company contributions.

Notes Receivable From Participants

Participants who have $1 or more in the Plan may borrow from the total of their fund accounts a minimum of $0.5 up to a maximum equal to the lesser of $50 (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loan terms range from 1 to 15 years. Loans outstanding at December 31, 2016 had interest rates ranging from 3.3% to 8.3% and maturities through 2031. Loans outstanding at December 31, 2015 had interest rates ranging from 3.3% to 9.5% and maturities through 2030.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. No allowances for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

Investment Valuation and Income Recognition

The Plan’s investments, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The Plan is invested in common/collective trust funds which are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included in Due to brokers for securities purchased in the Statements of Net Assets Available for Benefits. The common/collective trust funds are primarily comprised of a mix of equity and fixed income funds.

The Plan has entered into fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

As more fully discussed below, GICs are accounted for at contract value.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the contract issuer could terminate the contract at the fair value of the underlying investments (or in the case of traditional GICs, at the hypothetical fair value based upon a contractual formula).

Purchases and sales are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”, (“ASU 2015-12”). Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but continues to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Further, the disclosure of information about fair value measurements is provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. ASU 2015-12 was effective for the Plan beginning January 1, 2016 and as required, was adopted retrospectively. As a result, (i) fully benefit responsive investment contracts are stated at contract value; and (ii) for individual investments that represent 5% or more of net assets available for benefits, the net appreciation or depreciation of investments by general type, as well as the disaggregation of investments by nature, characteristics and risks in the fair value table, have been eliminated. Part III is not applicable to the Plan’s financial statements.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent)”, (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. In addition, the update limits disclosures to investments for which the entity elected to measure the fair value using the practical expedient rather than all eligible investments. ASU 2015-07 was effective for the Plan on January 1, 2016 and as required, was adopted retrospectively. The Plan’s financial statements disclosures have been revised to reflect this adoption.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Tax Status

The Company has obtained a favorable determination from the IRS in a letter dated May 2, 2014 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On January 29, 2016, the Company submitted to the IRS an application for a new determination letter.

U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

4.    Investments and Fair Value Measurements

Investments

As of December 31, 2016 and 2015, the Plan had investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, GICs and common/collective trust funds.

The GICs carry a crediting interest rate established at inception and reset periodically (typically monthly) to approximate the interest earnings of the underlying investments, subject to certain minimums.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for Plan assets are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.

Separately managed account fund: Valued based on the fair values of the underlying securities, which are valued using quoted prices on the active market on which the individual securities are traded.

Common/Collective trust funds: Valued using the NAV per unit in each fund. The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2016:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$1,733,505	$1,733,505
Mutual funds	723,658	723,658
Cash reserve funds	33,099	33,099
Separately managed account fund	134,610	134,610
Investments in the Fair Value Hierarchy	2,624,872	2,624,872
Investments Measured at Net Asset Value(1)	—	251,709
Total Investments at Fair Value	$2,624,872	$2,876,581

(1) Consists of Common/Collective trust funds.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2015:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$1,920,827	$1,920,827
Mutual funds	666,420	666,420
Cash reserve funds	38,593	38,593
Separately managed account fund	24,107	24,107
Investments in the Fair Value Hierarchy	2,649,947	2,649,947
Investments Measured at Net Asset Value(1)	—	327,419
Total Investments at Fair Value	$2,649,947	$2,977,366

(1) Consists of Common/Collective trust funds.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

5.	ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2016	2015
Assets:
Cash	$1,842	$1,566
Fixed income liquid reserve fund	860	755
Colgate-Palmolive Company Common Stock	1,406,066	1,603,262
Interest receivable	1	—
Total assets	1,408,769	1,605,583
Liabilities:
Long-term note payable to Colgate-Palmolive Company	7,750	12,690
Accrued interest on long-term note	251	67
Total liabilities	8,001	12,757
Net assets available for benefits	$1,400,768	$1,592,826

Year Ended December 31, 2016
Changes in net assets available for benefits:
Employer contributions	$—
Dividends and interest, net of fees	32,388
Net appreciation (depreciation) in the fair value of investments	(15,480)
Transfers to other funds	(82,684)
Interest expense on long-term note	(492)
Distributions to participants	(125,790)
Increase (decrease) in net assets available for benefits	$(192,058)

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

6.	Reconciliation to Form 5500

At December 31, 2016 and 2015, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $345 and $123, respectively, are not reflected in the financial statements. These amounts are reported as a liability on Form 5500.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

As of December 31, 2016 and 2015, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2016, the Plan had $11,463 and $2,174 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2015, the Plan had $9,546 and $9,704 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2016 were $462.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 15, 2017	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date: June 15, 2017	/s/ Victoria L. Dolan
Victoria L. Dolan
Chief Transformation Officer and Corporate Controller
Colgate-Palmolive Company

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 8.3%	$14,863

	Total Participant Loans		$14,863

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Colgate Separate Account Cash	0.66%	$17,744	$17,744
*	Dreyfus Treasury Prime Fund	0.00%	2,173	2,174
	ANZ New Zealand Int’l Ltd	1.40%	300	301
	Altera Corp	1.75%	402	402
	American Express Credit Corp	1.13%	400	400
	BNP Paribas SA	1.38%	300	301
	BPCE SA	Var Rate	250	250
*	Bank of New York Mellon Corp	Step	301	301
	Bank of Nova Scotia	2.55%	300	304
	Berkshire Hathaway Finance Corp	1.60%	451	452
	Canadian IMP BK NY Instl C/D	1.01%	300	300
	John Deere Capital Corp	1.13%	401	401
	ING Bank NV 144A	3.75%	301	305
	Jackson National Life Glo 144A	1.25%	500	503
	Macquarie Bank Ltd 144A	1.65%	325	327
	Metropolitan Life Global 144A	Var Rate	500	502
	Paccar Financial Corp	1.10%	400	401
	Pepsiamericas Inc.	5.00%	406	409
	Unitedhealth Group Inc	Var Rate	290	291
	Total Cash Equivalents			$26,068

	Guaranteed Investment Contracts:
	UNITED STATES TREASURY NOTE	0.75%	10/31/2017	1,302
	UNITED STATES TREASURY NOTE	1.00%	05/15/2018	5,012
	UNITED STATES TREASURY NOTE	1.25%	10/31/2018	5,029
	UNITED STATES TREASURY NOTE	1.38%	4/30/2021	1,834
	UNITED STATES TREASURY NOTE	1.38%	09/30/2020	11,550
	UNITED STATES TREASURY NOTE	1.63%	06/30/2020	17,140
	UNITED STATES TREASURY NOTE	1.63%	07/31/2020	5,065
	UNITED STATES TREASURY NOTE	1.75%	09/30/2022	6,218
	UNITED STATES TREASURY NOTE	1.75%	12/31/2020	1,900
	UNITED STATES TREASURY NOTE	1.75%	03/31/2022	100
	UNITED STATES TREASURY NOTE	1.88%	08/31/2022	40
	UNITED STATES TREASURY NOTE	1.88%	10/31/2022	2,851

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	UNITED STATES TREASURY NOTE	2.00%	08/15/2025	882
	UNITED STATES TREASURY NOTE	2.25%	11/15/2025	3,149
	UNITED STATES TREASURY NOTE	2.25%	12/31/2023	4,861
	UNITED STATES TREASURY NOTE	2.38%	08/15/2024	6,638
	UNITED STATES TREASURY NOTE	3.00%	11/15/2045	50
	UNITED STATES STRIP	—%	02/15/2036	169
	UNITED STATES T-BILL	—%	05/04/2017	1,298
	UNITED STATES T-BILL	—%	04/27/2017	2,835
	UNITED STATES TIPS	0.13%	04/15/2017	961
	UNITED STATES TIPS	0.13%	04/15/2018	4,753
	UNITED STATES TIPS	0.13%	04/15/2019	261
	UNITED STATES TIPS	0.13%	01/15/2023	1,146
	UNITED STATES TIPS	0.38%	07/15/2023	1,263
	UNITED STATES TIPS	0.63%	01/15/2024	1,486
	UNITED STATES TIPS	1.13%	01/15/2021	703
	UNITED STATES TIPS	2.63%	07/15/2017	489
	FEDERAL FARM CREDIT BANK SYSTEM	5.05%	06/22/2018	1,795
	FEDERAL HOME LOAN BANK SYSTEM	1.88%	03/13/2020	306
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	1.88%	09/24/2026	1,209
	COMMONWEALTH OF PENNSYLVANIA	5.85%	07/15/2030	699
	DALLAS TEXAS INDEPENDENT SCHO	6.45%	02/15/2035	477
	VIRGINIA COMMONWEALTH TRANSPORTATION	5.35%	05/15/2035	543
	ACTAVIS FUNDING SCS	3.45%	03/15/2022	621
	ACTAVIS FUNDING SCS	3.80%	03/15/2025	143
	ACTAVIS FUNDING SCS	3.85%	06/15/2024	228
	AETNA INC.	2.40%	06/15/2021	175
	AETNA INC.	2.80%	06/15/2023	148
	AMAZON.COM INC.	3.30%	12/05/2021	286
	AMERICAN CAMPUS COMMUNITIES	4.13%	07/01/2024	427
	AMERICAN EXPRESS CREDIT CORPORATION	2.38%	03/24/2017	305
	AMERICAN INTERNATIONAL GROUP	3.90%	04/01/2026	493
	AMERICAN INTERNATIONAL GROUP	4.88%	06/01/2022	110
	ANDARKO PETROLEUM CORPORATION	3.45%	07/15/2024	106

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	ANDARKO PETROLEUM CORPORATION	8.70%	03/15/2019	416
	ANHEUSER-BUSCH INBEV FINANCE	2.65%	02/01/2021	257
	ANHEUSER-BUSCH INBEV FINANCE	3.65%	02/01/2026	889
	APACHE CORPORATION	2.63%	01/15/2023	148
	APACHE CORPORATION	3.25%	04/15/2022	154
	APPALACHIAN POWER COMPANY	4.60%	03/30/2021	686
	ARCH CAPITAL FINANCE LLC	4.01%	12/15/2026	153
	AT&T INC.	2.30%	03/11/2019	356
	AT&T INC.	3.40%	05/15/2025	122
	AT&T INC.	4.13%	02/17/2026	209
	AUTOMATIC DATA PROCESSING	3.38%	09/15/2025	78
	BANK OF AMERICA CORPORATION	3.25%	10/21/2027	459
	BANK OF AMERICA CORPORATION	4.00%	04/01/2024	841
	BANK OF AMERICA NATIONAL ASSOCI	1.65%	03/26/2018	934
	BANK OF TOKYO-MITSUBISHI UF	2.15%	09/14/2018	456
	BB&T CORPORATION	1.60%	08/15/2017	304
	BERKSHIRE HATHAWAY ENERGY COMP	2.40%	02/01/2020	614
	BPCE	4.00%	04/15/2024	580
	BRANCH BANKING AND TRUST COM	3.63%	09/16/2025	519
	BRIXMOR OPERATING PARTNERSHIP	3.85%	02/01/2025	153
	BUCKEYE PARTNERS L.P.	4.15%	07/01/2023	211
	CHARTER COMMUNICATIONS OPERA	4.91%	07/23/2025	631
	CIGNA CORPORATION	3.25%	04/15/2025	272
	CITIGROUP INC.	4.50%	01/14/2022	886
	COMCAST CORPORATION	3.38%	08/15/2025	181
	CONOCOPHILLIPS COMPANY	3.35%	11/15/2024	326
	CONOCOPHILLIPS COMPANY	4.95%	03/15/2026	170
	CREDIT SUISSE AG-NEW YORK BRANCH	3.00%	10/29/2021	867
	CREDIT SUISSE GROUP FUNDING	3.13%	12/10/2020	250
	CROWN CASTLE INTERNATIONAL CO	2.25%	09/01/2021	123
	CUBESMART L.P.	4.80%	07/15/2022	448
	CVS HEALTH CORPORATION	2.88%	06/01/2026	742
	DANAHER CORPORATION	3.35%	09/15/2025	235

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	DEUTSCHE BANK AG-LONDON BRANCH	2.50%	02/13/2019	177
	DEUTSCHE BANK AKTIENGESELLS	4.25%	10/14/2021	204
	DEVON ENERGY CORPORATION	3.25%	05/15/2022	125
	DEVON ENERGY CORPORATION	4.00%	07/15/2021	80
	DUKE ENERGY CORPORATION	2.65%	09/01/2026	191
	DUKE ENERGY PROGRESS LLC	5.30%	01/15/2019	212
	EASTMAN CHEMICAL COMPANY	3.80%	03/15/2025	254
	ECOLAB INC.	2.70%	11/01/2026	217
	EMERA US FINANCE LP	2.70%	06/15/2021	174
	ENERGY TRANSFER PARTNERS L.P	4.65%	06/01/2021	132
	ENTERGY CORPORATION	2.95%	09/01/2026	191
	ENTERPRISE PRODUCTS OPERATING	2.85%	04/15/2021	178
	ENTERPRISE PRODUCTS OPERATING	3.75%	02/15/2025	42
	ENTERPRISE PRODUCTS OPERATING LL	5.25%	01/31/2020	563
	ERP OPERATING LIMITED PARTNE	4.63%	12/15/2021	213
	FEDERAL REALTY INVESTMENT TRU	2.55%	01/15/2021	153
	FIDELITY NATIONAL INFORMATION	3.63%	10/15/2020	446
	FIDELITY NATIONAL INFORMATION SE	3.00%	08/15/2026	192
	FISERV INC.	2.70%	06/01/2020	278
	FORD MOTOR CREDIT COMPANY LLC	5.88%	08/02/2021	1,297
	FOREST LABORATORIES INC.	4.38%	02/01/2019	188
	FOREST LABORATORIES INC.	5.00%	12/15/2021	136
	HALLIBURTON COMPANY	3.25%	11/15/2021	309
	HALLIBURTON COMPANY	3.50%	08/01/2023	52
	HARTFORD FINANCIAL SERVICES GROUP	5.50%	03/30/2020	252
	HARTFORD FINANCIAL SERVICES GROUP	6.00%	01/15/2019	119
	HEALTHCARE TRUST OF AMERICA	3.38%	07/15/2021	156
	HEWLETT PACKARD ENTERPRISE COM	4.90%	10/15/2025	236
	HP INC.	4.30%	06/01/2021	184
	INTEL CORPORATION	3.70%	07/29/2025	407
	INTESA SANPAOLO SPA	2.38%	01/13/2017	434
	INTESA SANPAOLO SPA	5.25%	01/12/2024	358
	JPMORGAN CHASE & CO.	2.97%	01/15/2023	350

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	JPMORGAN CHASE & CO.	3.63%	12/01/2027	196
	JPMORGAN CHASE & CO.	4.40%	07/22/2020	265
	JPMORGAN CHASE & CO.	4.50%	01/24/2022	1,788
	KEYCORP	5.10%	03/24/2021	269
	KILROY REALTY L.P.	4.38%	10/01/2025	288
	KIMCO REALTY CORPORATION	3.20%	05/01/2021	462
	KINDER MORGAN ENERGY PARTNERS	3.50%	03/01/2021	571
	KINDER MORGAN INC.	3.05%	12/01/2019	714
	LYONDELLBASELL INDUSTRIES N.V.	5.00%	04/15/2019	313
	MAGELLAN MIDSTREAM PARTNERS LP	5.00%	03/01/2026	282
	MARRIOTT INTERNATIONAL INC	2.88%	03/01/2021	230
	MEDTRONIC INC.	2.50%	03/15/2020	128
	MEDTRONIC INC.	3.15%	03/15/2022	209
	METLIFE INC.	4.37%	09/15/2023	81
	MOLSON COORS BREWING COMPANY	2.10%	07/15/2021	99
	MOLSON COORS BREWING COMPANY	3.00%	07/15/2026	122
	MORGAN STANLEY	2.65%	01/27/2020	873
	MORGAN STANLEY	3.70%	10/23/2024	282
	MORGAN STANLEY	4.00%	07/23/2025	27
	MORGAN STANLEY	5.50%	07/28/2021	1,184
	MORGAN STANLEY FRN	2.28%	10/24/2023	433
	MYLAN N.V.	3.95%	06/15/2026	141
	NATIONAL RETAIL PROPERTIES INC.	4.00%	11/15/2025	180
	NBCUNIVERSAL MEDIA LLC	2.88%	01/15/2023	128
	NBCUNIVERSAL MEDIA LLC	4.38%	04/01/2021	524
	NEVADA POWER COMPANY	6.50%	05/15/2018	211
	NEXTERA ENERGY CAPITAL HOLDINGS IN	6.00%	03/01/2019	264
	ORACLE CORPORATION	2.50%	05/15/2022	300
	PACIFIC GAS AND ELECTRIC COMPA	3.50%	06/15/2025	180
	PENSKE TRUCK LEASING CO.	4.88%	07/11/2022	616
	PIONEER NATURAL RESOURCES COM	3.95%	07/15/2022	328
	PLAINS ALL AMERICAN PIPELINE	3.65%	06/01/2022	76
	PLAINS ALL AMERICAN PIPELINE	4.65%	10/15/2025	184

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	PNC BANK NATIONAL ASSOCIATION	3.80%	07/25/2023	638
	RETAIL OPPORTUNITY INVESTMENTS	4.00%	12/15/2024	313
	REYNOLDS AMERICAN INC.	4.45%	06/12/2025	1,114
	ROPER TECHNOLOGIES INC.	3.00%	12/15/2020	203
	SANTANDER BANK N.A.	2.00%	01/12/2018	611
	SANTANDER UK PLC	3.05%	08/23/2018	415
	SANTANDER UK PLC	4.00%	03/13/2024	426
	SANTANDER UK PLC	5.00%	11/07/2023	206
	SELECT INCOME REIT	2.85%	02/01/2018	51
	SELECT INCOME REIT	3.60%	02/01/2020	103
	SHELL INTERNATIONAL FINANCE B.V	2.13%	05/11/2020	603
	SOUTHERN COMPANY	2.35%	07/01/2021	379
	SUNOCO LOGISTICS PARTNERS OPE	4.25%	04/01/2024	103
	SUNTRUST BANK	2.75%	05/01/2023	369
	SUNTRUST BANK	7.25%	03/15/2018	271
	SYNCHRONY FINANCIAL	2.60%	01/15/2019	180
	SYSCO CORPORATION	2.50%	07/15/2021	304
	SYSCO CORPORATION	3.30%	07/15/2026	354
	TANGER PROPERTIES LIMITED PA	3.13%	09/01/2026	241
	TD AMERITRADE HOLDING CORPORATION	2.95%	04/01/2022	385
	TELEFONICA EMISIONES S.A.U.	5.46%	02/16/2021	1,103
	THERMO FISHER SCIENTIFIC INC.	3.65%	12/15/2025	478
	TIME WARNER CABLE LLC	4.00%	09/01/2021	158
	TIME WARNER CABLE LLC	6.75%	07/01/2018	170
	U.S. BANCORP	2.95%	07/15/2022	181
	USD MARGIN CURRENCY	0.66%	12/30/2016	62
	VENTAS REALTY LIMITED PARTNER	2.70%	04/01/2020	357
	VERIZON COMMUNICATIONS INC.	2.45%	11/01/2022	974
	VERIZON COMMUNICATIONS INC.	5.15%	09/15/2023	483
	WALGREENS BOOTS ALLIANCE INC.	3.10%	06/01/2023	399
	WALGREENS BOOTS ALLIANCE INC.	3.30%	11/18/2021	411
	WELLS FARGO & COMPANY	3.00%	10/23/2026	698
	WELLS FARGO & COMPANY	4.60%	04/01/2021	576
	WELLTOWER INC.	4.13%	04/01/2019	188

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	WESTERN GAS PARTNERS LP	3.95%	06/01/2025	174
	WILLIAMS PARTNERS L.P.	3.60%	03/15/2022	128
	WILLIAMS PARTNERS L.P.	4.00%	11/15/2021	207
	WISCONSIN POWER AND LIGHT COMPANY	5.00%	07/15/2019	835
	XCEL ENERGY INC.	2.40%	03/15/2021	504
	CREDIT SUISSE MORTGAGE	5.53%	01/15/2049	450
	WACHOVIA BANK COMMERC	6.01%	06/15/2045	91
	WELLS FARGO COMMERCI	3.54%	12/15/2048	1,283
	FGCI J13715	3.50%	12/01/2020	2
	FGLMC G05532	5.50%	08/01/2035	782
	FGLMC G06255	4.50%	02/01/2041	171
	FGLMC G06348	4.50%	02/01/2041	127
	FGLMC G07505	7.00%	02/01/2039	432
	FGLMC G07961	3.50%	03/01/2045	1,728
	FHARM 1B0118	3.16%	08/01/2031	6
	FHARM 781013	2.59%	11/01/2033	67
	FHARM 847589	2.88%	09/01/2035	97
	FNARM 748645	2.57%	09/01/2033	93
	FNARM 754671	2.72%	10/01/2033	81
	FNARM 756359	2.88%	12/01/2033	54
	FNARM 758612	2.78%	11/01/2033	87
	FNCI AL3757	5.00%	03/01/2027	38
	FNCL 805480	5.50%	12/01/2034	583
	FNCL 889060	6.00%	01/01/2038	176
	FNCL 889061	6.00%	01/01/2038	166
	FNCL AL4316	7.00%	03/01/2039	249
	FNCN AE2033	3.50%	09/01/2020	12
	CS FIRST BOSTON MORTGAGE	5.50%	07/25/2020	67
	FEDERAL HOME LOAN	2.09%	03/25/2019	1,112
	FEDERAL HOME LOAN	1.88%	05/25/2019	1,308
	FEDERAL HOME LOAN	3.50%	10/15/2024	96
	FEDERAL HOME LOAN MO HA	2.50%	05/15/2045	629
	FEDERAL HOME LOAN MOR	1.10%	08/15/2036	607
	FEDERAL HOME LOAN MORT	3.00%	06/15/2045	1,306
	FEDERAL HOME LOAN MORT PA	3.00%	03/15/2044	988
	FEDERAL HOME LOAN MORT PA	3.00%	11/15/2044	936

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	FEDERAL NATIONAL MORTGAGE	1.80%	12/25/2019	603
	FEDERAL NATIONAL MORTGAGE	1.52%	12/25/2019	327
	FEDERAL NATIONAL MORTGAGE	2.35%	05/25/2022	497
	FEDERAL NATIONAL MORTGAGE	2.98%	04/25/2022	820
	FEDERAL NATIONAL MORTGAGE	2.71%	09/25/2022	528
	FEDERAL NATIONAL MORTG PA	2.50%	12/25/2041	261
	FEDERAL NATIONAL MORTGAGE	7.00%	10/25/2042	106
	FNMA AL2293	4.38%	06/01/2021	485
	MASTR ASSET SECURITIZA	5.50%	05/25/2033	97
	WAMU 2004AR14 A1	2.83%	01/25/2035	68
	ACCESS GROUP INC.	1.04%	08/25/2023	49
	ALLY AUTO RECEIVABLE	1.21%	12/20/2017	141
	BARCLAYS DRYROCK ISSUAN	2.41%	07/15/2022	862
	CAPITAL ONE MULTI-ASSET	1.39%	01/15/2021	901
	CAPITAL ONE MULTI-ASSET	1.66%	06/17/2024	1,165
	CARDS II TRUST A	1.40%	07/15/2021	754
	CENTERPOINT ENERGY TR	0.90%	04/15/2018	57
	CHASE EDUCATION LOAN TRU	1.07%	12/28/2023	114
	DISCOVER CARD EXECUTION	1.85%	10/16/2023	1,132
	DISCOVER CARD EXECUTION	1.90%	10/17/2022	499
	EVERGREEN CREDIT CARD	1.42%	04/15/2020	1,307
	FORD CREDIT AUTO	2.03%	12/15/2027	591
	FORD CREDIT FLOORPLAN	1.95%	11/15/2021	1,402
	GMF FLOORPLAN OWN	1.65%	05/15/2020	750
	GMF FLOORPLAN OWN	1.96%	05/17/2021	598
	GOLDEN CREDIT CARD	1.60%	09/15/2021	891
	HIGHER EDUCATION FUNDING	1.07%	02/25/2030	144
	NAVIENT STUDENT LOAN	2.01%	06/25/2065	1,887
	NAVIENT STUDENT LOAN	1.91%	03/25/2066	849
	NELNET STUDENT LOAN TRUST	1.13%	06/22/2026	192
	NELNET STUDENT LOAN TRUST	1.03%	08/23/2027	569
	NORTHSTAR EDUCATION	1.06%	07/30/2018	44
	SLC STUDENT LOAN TRUST	1.07%	03/15/2027	741
	SLM STUDENT LOAN TRUST	0.97%	10/25/2024	327
	SLM STUDENT LOAN TRUST	0.99%	07/25/2025	409
	SLM STUDENT LOAN TRUST	1.11%	01/25/2023	111

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	SOUTH CAROLINA STUDENT	1.37%	05/01/2030	488
	TRILLIUM CREDIT CARD	1.48%	05/26/2021	1,357
	WACHOVIA STUDENT LOAN TR	1.01%	01/26/2026	99
*	EB TEMPORARY INVESTMENT FUND			4,432
	Total Guaranteed Investment Contracts at Fair Value			$187,007

	Reconciling Item:
	Adjustment from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts			(4,825)
	Total Investments at Contract Value per Financial Statements			$182,182

	Total Fund A			$208,250

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

*	Employee Benefit Temporary Investment FD	$4,524		$4,524

*	Colgate-Palmolive Co. Common Stock	5,003,653	shares	327,439

	Total			$331,963

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND D)
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$825		$825	$825

*	Colgate-Palmolive Co. Common Stock	21,082,162	shares	85,655	1,379,617

	Total			$86,480	$1,380,442

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$35		$35	$35

*	Colgate-Palmolive Co. Common Stock	404,173	shares	449	26,449

	Total			$484	$26,484

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	2,339,531	units	$157,801

	Total			$157,801

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund (Admiral shares)	755,353	units	$153,964

	Total			$153,964

EIN: 13-1815595
PN: 003
SCHEDULE H
COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,164,500	units	$97,489

	Total			$97,489

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BAIRD CORE PLUS BOND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Baird Core Plus Bond	9,532,241	units	$105,141

	Total			$105,141

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD EXTENDED MARKET INDEX
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Extended Market Index	1,205,149	units	$87,638

	Total			$87,638

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	2,144,311	units	$121,625

	Total			$121,625

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUNDS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

*	Employee Benefit Temporary Investment FD	$983		$983

	Brandywine Classic Large Cap Value Fund
	Equity Investments:
	EATON CORP PLC	2,900	shares	195
	HORIZON PHARMA PLC	12,700	shares	205
	JAZZ PHARMACEUTICALS PLC	1,200	shares	131
	MALLINCKRODT PLC	3,900	shares	194
	MICHAEL KORS HOLDINGS LTD	10,130	shares	435
	NORWEGIAN CRUISE LINE HOLDINGS	4,700	shares	200
	SIGNET JEWELERS LTD	4,100	shares	386
	AERCAP HOLDINGS NV	14,400	shares	599
	LYONDELLBASELL INDUSTRIES NV	2,200	shares	189
	MYLAN NV	5,600	shares	214
	AT&T INC.	6,500	shares	276
	ABBVIE INC.	6,300	shares	394
	AECOM	5,000	shares	182
	AKORN INC.	5,200	shares	113
	AMERICAN AIRLINES GROUP INC.	14,700	shares	686
	ANADARKO PETROLEUM CORP	9,200	shares	641
	APACHE CORP	7,000	shares	444
	APPLE INC.	3,500	shares	405
	APPLIED MATERIALS INC.	6,000	shares	193
	BP PLC	33,087	shares	1,237
	BANK OF AMERICA CORP	58,700	shares	1,297
	B/E AEROSPACE INC.	3,400	shares	205
	BERKSHIRE HATHAWAY INC.	3,771	shares	615
	CBS CORP	4,200	shares	267
	CALPINE CORP	14,800	shares	169
	CANADIAN NATURAL RESOURCES LTD	18,700	shares	596
	CARNIVAL CORP	3,200	shares	167
	CATERPILLAR INC.	2,100	shares	195
	CELGENE CORP	1,700	shares	197
	CHICAGO BRIDGE & IRON CO NV	6,324	shares	201
	CHINA MOBILE LTD	7,200	shares	377
	CISCO SYSTEMS INC.	21,800	shares	659

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUNDS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	CITIGROUP INC.	26,700	shares	1,587
	DELTA AIR LINES INC.	16,300	shares	802
	DEVON ENERGY CORP	10,900	shares	498
	DILLARD’S INC.	3,800	shares	238
	DOW CHEMICAL CO	3,300	shares	189
	EASTMAN CHEMICAL CO	2,600	shares	196
	FLUOR CORP	2,300	shares	121
	GENERAL MOTORS CO	28,300	shares	986
	GILEAD SCIENCES INC.	3,500	shares	251
	GOODYEAR TIRE & RUBBER CO	10,200	shares	315
	IPG PHOTONICS CORP	2,900	shares	286
	JPMORGAN CHASE & CO	11,100	shares	958
	KOHL’S CORP	5,900	shares	291
	LOUISIANA-PACIFIC CORP	11,900	shares	225
	MACY’S INC.	10,600	shares	380
	MAGNA INTERNATIONAL INC.	8,700	shares	378
	METLIFE INC.	12,200	shares	657
	MICRON TECHNOLOGY INC.	37,450	shares	821
	MORGAN STANLEY	17,500	shares	739
	OCEANEERING INTERNATIONAL INC.	5,100	shares	144
	PFIZER INC.	7,300	shares	237
	POPULAR INC.	7,800	shares	342
	RELIANCE STEEL & ALUMINUM CO	4,900	shares	390
	SANTANDER CONSUMER USA HOLDING	26,200	shares	354
	SCRIPPS NETWORKS INTERACTIVE I	4,800	shares	343
	SYNCHRONY FINANCIAL	10,800	shares	392
	TEREX CORP	9,765	shares	308
	TOYOTA MOTOR CORP	3,800	shares	445
	TUPPERWARE BRANDS CORP	1,700	shares	89
	TWO HARBORS INVESTMENT CORP	44,000	shares	384
	Total Brandywine Classic Large Cap Value Fund			$25,610

*	Employee Benefit Temporary Investment FD	$664		$664

	T. Rowe Price Growth Stock Strategy
	Equity Investments:
	TENCENT HOLDINGS LTD	58,000	shares	1,419

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUNDS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	ALLERGAN PLC	2,400	shares	504
	DELPHI AUTOMOTIVE PLC	12,900	shares	869
	IHS MARKIT LTD	10,800	shares	382
	SIGNET JEWELERS LTD	5,300	shares	500
	ASML HOLDING NV	8,600	shares	965
	FERRARI NV	15,700	shares	913
	NXP SEMICONDUCTORS NV	15,100	shares	1,480
	AETNA INC.	9,100	shares	1,129
	ALEXION PHARMACEUTICALS INC	12,700	shares	1,554
	ALIBABA GROUP HOLDING LTD	14,800	shares	1,300
	ALPHABET INC-CL C	4,450	shares	3,435
	ALPHABET INC-CL A	5,050	shares	4,002
	AMAZON.COM INC.	11,260	shares	8,444
	AMERICAN AIRLINES GROUP INC	34,053	shares	1,590
	AMERICAN TOWER CORP	16,000	shares	1,691
	ANTHEM INC.	3,400	shares	489
	APPLE INC.	27,900	shares	3,231
	ASHLAND GLOBAL HOLDINGS INC.	2,800	shares	306
	AUTOZONE INC.	1,700	shares	1,343
	BIOGEN INC.	4,900	shares	1,390
	BOEING CO	10,200	shares	1,588
	BRISTOL-MYERS SQUIBB CO	14,200	shares	830
	CIGNA CORP	4,800	shares	640
	CELGENE CORP	6,000	shares	694
	CENTENE CORP	3,900	shares	220
	COSTCO WHOLESALE CORP	900	shares	144
	CROWN CASTLE INTERNATIONAL COR	9,900	shares	859
	CTRIP.COM INTERNATIONAL LTD	12,800	shares	512
	DANAHER CORP	19,800	shares	1,541
	DELTA AIR LINES INC.	5,100	shares	251
	DOLLAR GENERAL CORP	5,500	shares	407
	EQUIFAX INC.	1,343	shares	159
	EQUINIX INC.	2,100	shares	751
	FACEBOOK INC.	39,700	shares	4,567
	FEDEX CORP	3,300	shares	614

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUNDS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	FIDELITY NATIONAL INFORMATION	3,700	shares	280
	FIRST REPUBLIC BANK/CA	2,459	shares	227
	FISERV INC.	8,700	shares	925
	FORTIVE CORP	11,000	shares	590
	HILTON WORLDWIDE HOLDINGS INC.	19,300	shares	525
	HOME DEPOT INC.	6,100	shares	818
	HONEYWELL INTERNATIONAL INC.	7,000	shares	811
	HUMANA INC.	5,300	shares	1,081
	ILLINOIS TOOL WORKS INC.	2,100	shares	257
	ILLUMINA INC.	4,871	shares	624
	INTERCONTINENTAL EXCHANGE INC.	22,600	shares	1,275
	INTUITIVE SURGICAL INC.	2,700	shares	1,712
	JPMORGAN CHASE & CO	9,400	shares	811
	LAS VEGAS SANDS CORP	12,800	shares	684
	LOWE'S COS INC.	14,100	shares	1,003
	MGM RESORTS INTERNATIONAL	36,900	shares	1,064
	MARRIOTT INTERNATIONAL INC/MD	12,000	shares	992
	MARTIN MARIETTA MATERIALS INC.	1,900	shares	421
	MASTERCARD INC.	24,100	shares	2,488
	MERCADOLIBRE INC.	3,000	shares	468
	MICROSOFT CORP	72,300	shares	4,493
	MONDELEZ INTERNATIONAL INC.	21,500	shares	953
	MORGAN STANLEY	44,100	shares	1,863
	NETFLIX INC.	3,800	shares	470
	NEXTERA ENERGY INC.	6,500	shares	776
	NVIDIA CORP	6,800	shares	726
	O'REILLY AUTOMOTIVE INC.	2,660	shares	741
	PALO ALTO NETWORKS INC.	2,000	shares	250
	PAYPAL HOLDINGS INC.	55,300	shares	2,183
	PHILIP MORRIS INTERNATIONAL IN	17,400	shares	1,592
	PRICELINE GROUP INC.	3,270	shares	4,794
	ROPER TECHNOLOGIES INC.	4,800	shares	879
	ROSS STORES INC.	12,600	shares	827
	SALESFORCE.COM INC.	26,900	shares	1,842
	CHARLES SCHWAB CORP	20,700	shares	817

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUNDS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	SERVICENOW INC.	14,000	shares	1,041
	STARBUCKS CORP	17,300	shares	960
	STATE STREET CORP	11,700	shares	909
	STRYKER CORP	10,900	shares	1,306
	TD AMERITRADE HOLDING CORP	20,400	shares	889
	T-MOBILE US INC.	8,300	shares	477
	TESLA INC.	7,100	shares	1,517
	TRACTOR SUPPLY CO	11,800	shares	895
	UNITEDHEALTH GROUP INC.	10,900	shares	1,744
	VERISIGN INC.	8,900	shares	677
	VERTEX PHARMACEUTICALS INC.	11,000	shares	810
	VISA INC.	43,200	shares	3,370
	WABTEC CORP/DE	2,700	shares	224
	WALGREENS BOOTS ALLIANCE INC.	15,500	shares	1,283
	WORKDAY INC.	8,500	shares	562
	YUM! BRANDS INC.	7,200	shares	456
	ZOETIS INC.	16,900	shares	905
	Total T. Rowe Price Growth Stock Strategy			$109,000

	Total Separately Managed Account Funds - Equity Investments			$134,610

	Total			$136,257

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COMMON/COLLECTIVE TRUST FUNDS
AS OF DECEMBER 31, 2016
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Common/Collective Trust Funds:
	BlackRock Lifepath Index Retirement	1,347,273	units	$23,865
	BlackRock Lifepath Index 2020	1,926,756	units	$38,690
	BlackRock Lifepath Index 2025	2,245,680	units	$47,834
	BlackRock Lifepath Index 2030	1,927,530	units	$43,034
	BlackRock Lifepath Index 2035	1,679,451	units	$39,181
	BlackRock Lifepath Index 2040	1,022,079	units	$24,770
	BlackRock Lifepath Index 2045	735,445	units	$18,485
	BlackRock Lifepath Index 2050	380,975	units	$9,892
	BlackRock Lifepath Index 2055	317,277	units	$5,957
	BlackRock Lifepath Index 2060	123	units	$1
	Total Common/Collective Trust Funds			$251,709
	Plan Total			$3,073,626